Exhibit (e)(1)

[Non-binding free translation into English for information purposes only. Original in French.]

THE PRESIDENT	Mr. Igor LANDAU

Personal and confidential	Courbevoie, July 26, 1996

Sir,

Pursuant to our recent conversations, you have shared with me your concerns regarding the evolution of the Group.

We have invoked your heavy responsibilities as the Group’s General Manager (Directeur Général), the powers delegated to you and the importance we place on your great knowledge of the Group and of our profession, as well as on the relationships you have created with our important clients and our Colleagues in France and abroad.

The continuity of this collaboration seems absolutely necessary to us in reaching our objectives of progress, and we are therefore willing to provide you special guarantees which make up the present amendment and are consequently an integral part of your employment contract.

These provisions are integrated in the Group’s policy of global development, of managers’ mobility and they take into account your hierarchic position in respect to the teams located outside of France, as well as the equality we wish to maintain among our representatives.

Article 1. DEFINITIONS

For the interpretation of the present amendment, the following terms will be defined as follows:

“Company” means: the RHONE-POULENC S.A. company

“Employment Agreement” means: the employment agreement signed by the Employee with the Company or one of its subsidiaries dated 11/1/1975, as well as subsequent amendments to the employment contract and the present amendment.

The “Reference Salary” includes all gross compensation, bonuses and variable compensation received by you during the 12 months prior to the reception of the notification letter referred to hereinafter.

The termination of the Employment Agreement will be considered “Initiated” on the date of reception by the employee of the dismissal notification letter.

“Change of Control” means

(a)               the carrying out of a take-over bid (O.P.A.)or of an exchange tender offer                                                (O.P.E.),

(b)                                             the acquisition of a direct or indirect interest allowing a new shareholder to hold at least 20% of the voting rights in the shareholders meeting, or to increase the previous stake so as to hold at least 20% of the voting rights in the shareholders meeting

(c)                                              The demerger, contribution or sale of significant corporate assets of the Company as defined by Article 5-5-5 of the Regulation of the Council of the stock exchange (Conseil des Bourses de Valeur), which requires a shareholders’ meeting of the Company’s shareholders;

(d)                                             The direct or indirect involvement of a competing company in the Company’s management bodies; or

(e)                                              The merger-absorption of the Company by a competing company which involves the arrival of one or more shareholders, holding more than 20% of the voting rights of the company resulting from the merger, and the merger-absorption of the Company by a competing company which involves the arrival of one or more shareholders, holding more than 20% of the voting rights of the company resulting from the merger.

Change in Control will be considered “effective” as of:

(a)          The date of the publication in the official bulletin of the final results of the tender offer (résultat de l’offre publique) by the Société des Bourses Françaises (French stock market), in the case of a take-over bid and an exchange offer;

(b)         The date the Company is notified of the crossing of the threshold by which a shareholder brings his stake to at least 20% of the Company’s voting rights, in the case of the entry in the capital of a new shareholder holding at least 20% of the voting rights in a shareholders’ meeting or an increase in the previous stake of a new shareholder making his stake at least 20% of the voting rights in a shareholders’ meeting;

(c)          The date of the shareholders’ meeting approving the demerger, sale or contribution of the Company’s principal assets or the merger, in case of demerger, contribution or sale of the Company’s principal assets, or in case of a merger,

(d)         The date of the shareholders’ meeting appointing the new management and administrative bodies, in the case of direct or indirect involvement of a competing company in the Company’s management and administrative bodies.

The “Notice Period” corresponds to the period of eighteen (18) months from the effectiveness of Change of Control.

In the case of several successive “Changes of Control,” each of them will involve a new “Notice Period” in your favor, particularly for the calculation of your severance payment.

If the “Change of Control” occurs during the period in which your stability of employment provision is applicable, the “Notice Period” will be six (6) months from the expiration of the aforementioned provision and cannot be less than 18 months from the “Effectiveness of the Change of Control.”

“Substantial Modification” refers tp the occurrence of a Change in Control and during the “Notice Period” of the following event:

(a)                                  the significant restructuring of the Company involving important dismissals in the Company or its subsidiaries

(b)                                 the significant change in the composition of the management of the Company

(c)                                  the sale or the transfer of significant assets of the Company

(d)                                 a significant change in the orientation of the Group’s strategy

(e)                                  any modifications of a substantial element in your Employment Contract as defined by case law in France.

Article 2. STABILITY OF EMPLOYMENT PROVISION

As an indication of its formal intention to offer you a durable undertaking, the Company commits itself not to terminate your Employment Contract for a period of five (5) years, with conditions of compensation, practice and status equivalent to those you have today, from the date of signature of the present amendment except in case of a gross negligence on your part.

The breach of this undertaking would give rise to the payment of indemnities in your favor, irrespective of your contractual severance payment which would amount to the Reference Salary multiplied by the number of months remaining from the effective date of dismissal to the expiration of the considered five (5) year period.

This undertaking exists only on behalf of the Company. Consequently, you will keep the possibility to initiate the termination of the Work Contract during the period mentioned in the present provision, with no obligation to pay any indemnity to the Company, provided you respect your notice obligation.

You will moreover have to respect all other conditions or undertakings that may exist, particulary the obligation of discretion regarding the activity of the company.

Article 3.SEVERANCE PAYMENT

The parties intend to specify that this provision was written by mutual agreement between the Company and you considering the particular devotion that you have shown for the Company since your arrival in the Group.  You have actively participated in the development of the Company’s business, and the parties agree that considerable harm, of both personal and financial nature, would result for you in a dismissal in circumstances as described below.  This harm will namely result from the brutal loss of stable employment after many years with the Company, and the difficulty for you to find an equivalent position, taking into account your age at the time the dismissal would take place and the moral and psychological impact of such a step in the context of your social, professional and family life.

Accordingly, excluding the case of gross negligence on your behalf in carrying out your functions, it is agreed that in the case of a breach of the Employment Agreeement initiated by the Company, following a Change of Control, and Initiated by the Company in the Notice Period, you will be allocated a contractual severance payment, which would encompass and replace the conventional indemnity provided for in Article 14 of the Collective Agreement for Chemical Industries (Convention Collective des Industries Chimiques) and the total of which will be calculated on the basis of the chart set forth hereinafter:

•         From 0 to 10 years of seniority:                                            16/10 of months per year of employment

•         From 11 to 15: 18/10

•         From 16 to 20: 12/10

•         From 21 to 25: 12/10

•         From 26 to 30: 10/10

•         From 31 to 35:   4/10

Starting at the age of 60 years, the indemnity as set above will be reduced by 1/5 per year remaining between the date of the termination of the employment agreement and the date of which you could receive your full retirement benefits.

This indemnity, however, cannot be inferior to that provided for in the collective bargaining conventions or in the company conventions (Accords d’Entreprise).

Starting at the age when you can receive your full retirement benefits, the indemnity will be the one provided for in the collective bargaining agreement.

Article 4. SUBSTANTIAL MODIFICATION OF THE EMPLOYMENT CONTRACT

Given the level of your responsibilities in the Company and the degree of your involvement in the Company’s policies and strategy for so many years, the parties agree that the events constituting a “Substantial Modification of the employment contract” may be considered as calling in question your position, and agree to draw the following consequences.

In the six (6) months from the occurrence of an event constituting a “Substantial Modification,” in the current sense, you will have the right, which is expressly recognized by the Company, to consider this to be unacceptable, and to notify the Company accordingly by registered mail within the aforementioned Notice Period.

Such a notification will immediately commence a dismissal procedure initiated by the Company, with the payment of the severance payment provided in the articles 2 and 3 above.

Article 5. SUPPLEMENTARY RETIREMENT

In the case of dismissal initiated by the Company, or for a similar cause (see Article 4 above), taking place during the Notice Period following a Change of Control, except in the case of gross negligence, you will benefit from a supplement to your retirement paid under the conditions provided in the last paragraph of this article, by the Company or by any entity which replaces it, and determined in accordance with the regulations of the GRCD regime in effect on the date of the Change of Control.

In accordance with this regulation, the amount of the GRR (Garantie de Ressources des Retraites) will be calculated, on the effective cessation date of the Employment Contract, by considering:

-                        Seniority on the cessation date of the Employment Contract;

-                        The last Corrected Base Salary (Rémunération de Base Corrigé) (based on the gross lump sum on an annual basis increased by variable compensation based on its targets) which will be transmitted to you before the Change of Control; and

-                        The Deductible Resources (Resources Déductibles) (Social Security, ARRCO, AGIRC, “Home” regimes (régimes “Maison”)) calculated on the date of the effective breach of the Employment Contract on a complete basis.

The Social Security old-age pension will be calculated over a complete career and retained pro rata of the seniority accrued.

The complementary programs (régimes complémentaires) (ARRCO, AGIRC) will be retained for the number of points acquired during the reference period to calculate the GRCD rights (droits GRCD) multiplied by the value of the points on the date of the breach of the Employment Agreement.

For the other “Home” regimes:

-                        If you do not have any acquired rights, no amount will be deducted for the “Home” regimes for the calculation of the supplement to your retirement mentioned in this article.

-                        If you benefit from rights definitely acquired, the corresponding payments will provisionally not be deducted from the calculation of the GRR thus calculated, but a definitive calculation will be undertaken during liquidation and the you will be applied best treatment.

-

The amount of the GRR thus calculated will be revalued, each year until liquidation, according to the average increase in salaries in the Pharmaceutical and Chemical Industries.  However, the annual revaluation will not exceed the annual increase in the national consumer price index (all households goods, excluding tobacco) published by the INSEE, increased by two points.

This supplement to your retirement will be due when all of the Social Security, complementary program, and as the case may be, “Home” regime pensions will have been liquidated.  The provisions for its payment are those provided for by the regulations of the GRCD regime applicable on the date of the Change of Control.

However if, for any reason whatsoever, it is not possible for you to receive the other “Home” regime pensions on the basis provided for during the final calculation, the GRCD allocation made will be reviewed to maintain the GRR amount at the level provided above.

In the case of death, the provisions concerning reversion (Articles 11 ad 12 of the GRCD regulations) in effect during the Change in Control will be applied.

Article 6. MISCELLANEOUS

6.1                                 The parties expressly agree that they do not intend to make the employee pay the costs and charges for any legal, arbitration or expert action, which may be necessary to enforce his rights.

The company will pay the Employee in advance, upon his request and showing of proofs, a reasonable amount of the expenses paid in good faith by the employee to assert his rights.

6.2                                 The parties expressly agree that if a provision of the Employment Agreement is void, for any reason whatsoever, the setting aside of the provision will not put in doubt the validity of the other provisions of this Employment Agreement, which will accordingly continue to apply to the parties in all its other provisions.

6.3                                 In the case where this amendment contained contradictory provisions or a provision less favorable for you than a provision or several provisions in a legal act in effect, the parties expressly agree that the most favorable provision will be applied to you.

You only will be the judge of which contractual provision is most favorable in the case of conflict between two provisions.  In the case where the same pre-existing provision would have favorable effects on certain points and unfavorable on others in terms of the provisions of this amendment, you will be free to retain a combination of such provisions offering you an optimal favorable effect.

If you agree with the terms of this agreement, please return a copy with your signature preceded by the note “read and approved and “good for agreement” to validate the agreement.

read and approved good for agreement	/s/Jean-René FOURTOU
/s/ Igor LANDAU	Jean-René FOURTOU

[Non-binding free translation into English for information purposes only. Original in French.]

Igor LANDAU

Courbevoie, May 7, 1991

Sir,

Following our conversations, I confirm my agreement to complete the employment agreement dated November 1st, 1975 and its amendment dated April 2, 1987 as follows:

Article 1

In case The Chairman of Rhone Poulenc Group were to change, for whatsoever reason, you would expressly be permitted to appreciate at any time, during a 6 months period from the date the Chairman changes, whether your conscience allows you to follow the policy elaborated and/or applied by the new Chairman.

If, applying such a right, you decide to quit your position within the Group, the provisions of articles 1, 2 and 3 of the amendment dated April 2, 1987 to your employment agreement  would be entirely applied.

Article 2

The provision stating that the global amount of the indemnities that would be allocated to you upon termination of the contract, could not exceed 32 months of salary, is merely and purely cancelled.

Article 3

In the case of termination of your employment contract considered by Articles 2 and 4 of the amendment dated April 2, 1987 and I of the present amendment, you are entitled to retain stock options that have been allocated or will be allocated to you.

It is clear that article 4 of the amendment dated April 2, 1987 should apply to any reduction of your responsibilities.

I. LANDAU

If you agree with the terms of the present amendment, I would be grateful if you could return us a copie with your signature preceded by the notes “read and approved” and “good for agreement”, in order to enter into the agreement.

Yours faithfully,
	read and approved good for agreement	/s/ Jean-René Fourtou
	/s/ Igor Landau	Jean-René Fourtou

[Non-binding free translation into English for information purposes only. Original in French.]

Mr. Igor LANDAU

Sir,

Following our different conversations, I confirm by the present amendment to your employment contract dated November 1st, 1975, the individual guarantees that we are willing to consent given the important functions you have, especially within the Executive Committee.

ARTICLE 1 — Notice-

Our Company can only terminate your employment agreement, except in case of gross negligence on your behalf in carrying out your functions,provided that a six-month prior notice is respected.

As to yourself, if you are willing to terminate the said agreement, you would only have to respect the contractual three (3)-month prior notice.

ARTICLE 2 — Indemnities-

This provision applies when, without any gross negligence on your behalf in carrying out your functions, our Company would decide to terminate your employment agreeement before you have the normal age of retirement1.

At the date of termination of your agreement, you will receive a flat amount, part of a compromise and final of one time and a half the global amount or the gross base remunerations (including bonuses) that you received during the 12 calendar months preceding the termination of your functions after the expiration of the notice period.

This indemnity, which has the nature of damages, is meant to come in addition to amounts considered as salaries (last month of activity, prorated annual bonus payment,

1                   The normal age of retirement will depend on the legislation at the time of the eventual breach of your employment contract. At the time being, it refers to the date at which you will have subscribed to the French public healthcare (Securité Sociale) during 150 (one hundred and fifty) quarters, provided that you have reached the age of 60.

vacation pay for any unused vacation) and in addition to the contractual severance payment.

Nonetheless, the global amount of indemnity received at the time of your leaving (contractual severance payment and indemnity) cannot exceed 32 (thirty two) months of salary. A month of salary refers to the twelfth of the global gross remuneration (including bonuses) received during the 12 calendar months preceding the termination of your functions after the expiration of the notice period.

ARTICLE 3- RETIREMENT-

In case of termination of your employment agreement occurring in the same conditions as those set forth in Article 2, your complementary pension payments CAVDI and GRCD accrued at the date of termination would be calculated and the payment of the corresponding annual sum would be guaranteed by our Company from the time you would reach the normal age of retirement (see above Article 2, footnote (1)) to the extent that you would have asserted your entitlement to legal pension at such date (Social Security, health care, managers’(cadres) pension, and senior managers’ (cadres) pension). Otherwise, the payment of the guaranteed sum would be postponed until the date at which you assert such rights.

The above annual guaranteed sum will be paid by 1/4 at the end of each calendar quarter to felt due quarters.

It would be revalorized like the sum paid to Rhone Poulenc agents by the complementary pension fund (caisse de retraite) CAVDI.

A sum equal to 60% of the guaranteed sum would be paid annually to your widowed if you died before having reached the normal age of retirement but only from the date you would have normally reach such age and provided your widowed has reached, at this time, the age of 50 (fifty).

ARTICLE 4

In case you were proposed a new task involving the end of your mandate of member of the Executive Committee and a significant reduction of your responsibilities, you would be entitled to refuse such a solution and this would trigger the termination of your employment agreement on behalf of our Company.

The provisions of Articles 1, 2 and 3 hereinabove, would then entirely apply.

If you agree with the terms of the present amendment, I would be grateful if you could return us a copie with your signature preceded by the notes “read and approved” and “good for agreement”, in order to enter into the agreement.

Yours sincerely,

Jean-René Fourtou
read and approved good for agreement	/s/ Jean-René fourtou
/s/ Igor Landau	Courbevoie, April 2, 1987.

[Rhône-Poulenc-Santé letterhead]

[Non-binding free translation into English for information purposes only. Original in French.]

Mr. LANDAU

October 31, 1975

Dear Sir:

                Following our various meetings, we confirm that we are prepared to hire you to work for our Company, subject to the results of the medical exam, as of November 1, 1975,as Director, to fulfill the responsibilities of Assistant Director of the Health Division (Adjoint du Directeur Général de la Division Santé).

                This position may be changed at a later date if it is in the interest of the Group.

                The conditions of your employment are regulated by the legal or collective agreement provisions in place and by the Company’s internal rules.

                Your net annual salary will be F 220,000, not including bonuses.

                You will receive additional benefits from the Company in terms of vacation, sick pay, retirement, insurance, etc.

                If you are in agreement with the terms of this agreement, please return a copy dated, initialed and with your signature and the note “read and approved.”

                                                                                Sincerely,

read and approved

/s/ IGOR LANDAU	/s/ R. de SAINT-LAURENT
R. de SAINT-LAURENT